

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 10, 2007

Via U.S. Mail and Fax (276) 628-1729
Mr. David C. Stuebe
Chief Financial Officer
Alpha Natural Resources, Inc.
One Alpha Place, P.O. Box 2345
Abingdon, VA 24212

>   Re: **Alpha Natural Resources, Inc. and Alpha NR Holding, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed March 1, 2007**
>   **File No. 1-32423 and File No. 333-124319-17**

Dear Mr. Stuebe:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                         /s/ Brad Skinner

                                        Brad Skinner
                                        Senior Assistant Chief Accountant